Delisting Determination,The Nasdaq Stock Market, LLC,
January 16, 2009, Equity Media Holdings Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock, unit, and warrant of Equity Media Holdings Corporation
(the Company), effective at the opening of the trading session on January 26, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, IM-4300, and 4310(c)(3). The Company was
notified of the Staffs determination on December 9, 2008.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on December 18, 2008.